EXHIBIT 99.1
                                                                   ------------

ABITIBI-CONSOLIDATED INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
SECOND QUARTER REPORT TO SHAREHOLDERS
JULY 24, 2007


KEY EVENT

ABITIBI-CONSOLIDATED INC. AND BOWATER INCORPORATED TO COMBINE

On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated (Bowater) announced a definitive agreement to combine in an all-stock merger of equals. The combination is expected to create a new leader in publication papers. The combined company, which will be called AbitibiBowater Inc. (AbitibiBowater), would have realized, on a pro forma basis, revenues of approximately US$7.8 billion in 2006, making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors.

On June 22, 2007, the two companies announced that the U.S. Securities and Exchange Commission (SEC) completed its review of the joint proxy statement/prospectus/management information circular in connection with their proposed combination. As a result, the definitive joint proxy statement/prospectus/management information circular and related materials were mailed to shareholders of both companies and to shareholders of Bowater Canada Inc. - an exchangeable share Canadian public subsidiary of Bowater - during the week of June 25, 2007. The special meeting of Abitibi-Consolidated shareholders will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montreal, Quebec, at 10:00 a.m. Eastern Time on July 26, 2007. Shareholders of record at the close of business on June 20, 2007 will be entitled to vote at the Abitibi-Consolidated meeting. The annual meeting of Bowater stockholders will be held in the Peachtree Auditorium of the Bank of America Plaza, 600 Peachtree Street N.E., Atlanta, Georgia, at 10:00 a.m. Eastern Time on July 26, 2007.
Stockholders of record at the close of business on June 8, 2007 will be entitled to vote at the Bowater meeting. In connection with the proposed combination of Abitibi-Consolidated and Bowater, Bowater Canada Inc. will also hold a special meeting of its shareholders in order to approve certain amendments to Bowater Canada's articles required to facilitate and implement the combination. The special meeting of Bowater Canada shareholders will be held on July 25, 2007, at Fairmont The Queen Elizabeth Hotel, Salon St-Laurent, 900 Boulevard Rene-Levesque West, Montreal, Quebec, at 9:30 a.m., Eastern Time. Shareholders of record at the close of business on June 20, 2007 will be entitled to vote at the Bowater Canada meeting.

On July 17, 2007, the two companies announced the executive team to lead the new company, pending approval of the proposed combination and appointment by the Board of AbitibiBowater.

The combination is also subject to regulatory approvals and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.

HIGHLIGHTS

$148 MILLION NET EARNINGS IN THE SECOND QUARTER OF 2007

Abitibi-Consolidated reported net earnings of $148 million, or 34 cents a share, in the second quarter ended June 30, 2007, compared to net earnings of $157 million, or 36 cents a share, in the same quarter of 2006. For the six-month period ended June 30, 2007, the Company recorded net earnings of $78 million, or 18 cents a share, compared to net earnings of $124 million, or 28 cents a share, in the same period last year.

[GRAPHIC OMITTED - BAR GRAPHS]

Table 1: Summary of financial information (in millions of dollars, except per share amounts)

                                  As per financial statements          Before specific items(1)
                            ----------------------------------   ---------------------------------
                              Second Quarter  Six-month period    Second Quarter  Six-month period
                            ----------------  ----------------   ---------------  ----------------
                              2007     2006      2007     2006     2007     2006     2007     2006
                            ------   ------    ------   ------   ------   ------   ------   ------
Sales                       $1,064   $1,253    $2,132   $2,490   $1,064   $1,253   $2,132   $2,490
EBITDA                         N/A      N/A       N/A      N/A       42      168      112      330
Operating profit (loss)       (20)       48      (67)       89     (64)       57    (103)      109
Net earnings (loss)            148      157        78      124    (111)     (29)    (206)     (65)
 $ per share                  0.34     0.36      0.18     0.28   (0.25)   (0.07)   (0.47)   (0.15)

Note (1) Non-GAAP measures


Sales were $1,064 million in the three-month period ending June 30, 2007, compared to $1,253 million in the same period last year. The Company recorded an operating loss of $20 million during the quarter, compared to an operating profit of $48 million for the second quarter of 2006. Sales were $2,132 million for the six-month period ending June 30, 2007, compared to $2,490 million in the same period last year. The operating loss was $67 million, compared to an operating profit of $89 million in the first six months of 2006.


SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES

The Company's operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items, based on EBITDA, operating profit (loss), net earnings (loss), net earnings (loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation and other items that do not relate to normal operating activities. Operating profit (loss) before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items, such as EBITDA, are not measures prescribed by the Canadian Generally Accepted Accounting
Principles (GAAP). The Company believes this is useful supplemental information, as it provides an indication of performance and comparative trends, excluding these specific items. However, readers should be cautioned that this information should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

SPECIFIC ITEMS IMPACTING OPERATING PROFIT (LOSS)

In the second quarter of 2007, operating profit (loss) was positively impacted by specific items for a total of $44 million, compared to a negative impact of $9 million in the same quarter last year.

SECOND QUARTER 2007
Mill closure and other elements include $9 million of expenses related to the proposed combination with Bowater, announced during the previous quarter. The merger expenses were allocated to the Company's Newsprint, Commercial Printing Papers and Wood Products segments for $5 million, $3 million and $1 million, respectively. The Company recorded a net gain on dilution of $33 million as a result of the issuance of new units equivalent to a 25% interest in ACH Limited Partnership. This gain was allocated to the Company's Newsprint and Commercial Printing Papers segments for $23 million and $10 million, respectively. Newsprint operating results were also positively impacted by $30 million mainly due to a gain on disposal of a portion of the Company's timberlands located in the states of Georgia and South Carolina. Commercial Printing Papers operating results were negatively impacted by $10 million of mill closure and other elements mainly due to the indefinite idling of the Company's Fort William paper mill located in Thunder Bay, Ontario.

SECOND QUARTER 2006
Specific items for the second quarter of 2006 have been adjusted to take into consideration a $10 million countervailing duty (CVD) and anti-dumping duty
(AD) credit related to the lumber dispute settlement reached in April of 2006 and finalized in the fourth quarter of 2006. In the second quarter of 2006, the Company recognized in its Selling, General and Administrative (SG&A) expenses, a credit of $11 million related to prior years' provisions of capital tax, which impacts Newsprint, Commercial Printing Papers and Wood Products segments by $6 million, $3 million and $2 million, respectively. Also in the second quarter of 2006, Abitibi-Consolidated accounted for a provision of $10 million of mill closure and other elements for restructuring charges related to the SG&A review announced in the previous quarter. The restructuring charges impacted Newsprint, Commercial Printing Papers and Wood Products segments by $4 million, $5 million and $1 million, respectively.

Table 2 highlights the impact of the above specific items on operating results by segment.

Table 2: Operating profit (loss) (in millions of dollars)

                                as per financial statements         Before specific items(1)
                            --------------------------------  -------------------------------
                            Second Quarter  Six-month period  Second Quarter Six-month period
                            --------------  ----------------  -------------- ----------------
                               2007   2006      2007    2006    2007    2006     2007    2006
                            ------- ------  --------  ------  ------  ------ --------  ------
Newsprint                       $23    $63       $31    $105    ($25)    $61     ($20)   $106
Commercial Printing Papers      (24)   (13)      (44)    (19)    (21)    (11)     (30)    (17)
Wood Products                   (19)    (2)      (54)      3     (18)      7      (53)     20
                            ------- ------  --------  ------  ------  ------ --------  ------
                               ($20)   $48      ($67)    $89    ($64)    $57    ($103)   $109
Note (1) Non-GAAP measures


OTHER SPECIFIC ITEMS IMPACTING NET EARNINGS (LOSS)

Other than specific items covered in the previous section, in the second quarter of 2007, Abitibi-Consolidated recorded an after-tax gain on translation of foreign currencies of $204 million, mainly from the stronger Canadian currency at the end of the quarter, compared to the U.S. dollar, in which most of the Company's long-term debt is denominated, and a favourable income tax adjustment of $22 million, due to realized losses and to prospective reductions in income tax rates. The Company recorded financial expenses of $2 million after tax, in relation to the ACH Limited Partnership long-term debt financing.

In the second quarter of 2006, Abitibi-Consolidated recorded an after-tax gain on translation of foreign currencies of $130 million, mainly from the stronger Canadian currency at the end of the quarter, compared to the U.S. dollar, in which most of the Company's long-term debt is denominated. Also, the Company recorded a positive income tax adjustment of $63 million, related to the prospective reduction in the Canadian federal income tax rate.

Table 3: Impact of  specific  items (in  millions of dollars,  except per share amounts)
                                                   Second Quarter                             Six-month Period
                                  --------------------------------------------  --------------------------------------------
                                           2007                   2006                   2007                   2006
                                  ---------------------  ---------------------  ---------------------  ---------------------
                                  BEFORE TAX  AFTER TAX  Before Tax  After Tax  BEFORE TAX  AFTER TAX  Before Tax  After Tax
                                  ----------  ---------  ----------  ---------  ----------  ---------  ----------  ---------
Net earnings (loss) as reported
   in the financial statements                     $148                   $157                    $78                   $124
 $ per share                                       0.34                   0.36                   0.18                   0.28

Specific items:
 Impacting operating profit (loss)
   (as per Table 2)                      (44)       (35)          9          7         (36)       (32)         20         14
 Loss (gain) on translation of
   foreign currencies                   (235)      (204)       (156)      (130)       (268)      (233)       (141)      (118)
 Transfer of Augusta timberlands
   (Minority interest)                     -          -           -          -           -          9           -          -
 Financial expenses                        3          2           -          -           3          2           -          -
 Income tax expense (recovery)                      (22)                   (63)                   (30)                   (85)

Net earnings (loss) excluding                   --------                -------                -------                 ------
   specific items(1)                              ($1ll)                  ($29)                 ($206)                  ($65)
 $ per share(1)                                   (0.25)                 (0.07)                 (0.47)                 (0.15)

Note (1) Non-GAAP measures


RESULTS BEFORE SPECIFIC ITEMS

As specific items have been covered in the previous section, the following comparisons and analyses will only focus on the Company's performance related to normal operating activities and, as compared to the same quarter of the previous year.

CONSOLIDATED RESULTS BEFORE SPECIFIC ITEMS

Before specific items, the $121 million reduction in operating results in the second quarter of 2007 is mainly attributable to lower prices in the Company's Newsprint and Wood Products business segments, as well as higher cost of products sold in the Newsprint segment and lower sales volume for all segments.

Table 4: Consolidated results before specific items(1) (in millions of dollars, except per share amounts)


                                                 Fav/(unfav) variance due to
                                   Second  ---------------------------------------   Second
                                   Quarter             Foreign                      Quarter
                                    2007     Volume   exchange    Prices    Costs     2006
                                  -------- --------- ----------- -------- -------- ---------
Sales                              $1,064     ($105)      ($17)     ($67)   $   -   $ 1,253
Cost of products sold                 859        81          1         -      (22)      919
Distribution costs                    122        11          1         -       (5)      129
CVD, AD and other duties                4         -          -         -       (4)        -
SG&A                                   37         -          -         -        -        37
                                  -------- --------- ----------- -------- -------- ---------
EBITDA(1)                             $42      ($13)      ($15)     ($67)    ($31)     $168
Amortization                          106         -          -         -        5       111
                                  -------- --------- ----------- -------- -------- ---------
Operating profit (loss)              ($64)     ($13)      ($15)     ($67)    ($26)      $57
Financial expenses                     84                                                84
Other expenses                          7                                                 7
Income tax expense (recovery)         (48)                                              (14)
Share of earnings from investments
 subject to significant influence       _                                                 1
Non-controlling interests              (4)                                              (10)
                                  ========                                          ========
Net earnings (loss)                 ($111)                                              ($29)
 $ per share                        (0.25)                                             (0.07)

Note (1) Non-GAAP measures

When comparing the average exchange rate in the second quarter of 2007 to the same period in 2006, the Canadian dollar was 2.2% (0.3% for six months) stronger compared to the U.S. dollar. The Company estimates that this had an unfavourable impact of approximately $12 million ($3 million year-to-date) on its operating results, compared to the same period last year. The Company's hedging program was also unfavourable by $6 million ($30 million year-to-date) mainly due to a positive contribution of $17 million ($39 million year-to-date) in the second quarter of 2006, compared to $11 million ($9 million year-to-date) in the second quarter of 2007. Other currency exchange rates had a positive impact of $3 million ($6 million year-to-date). Sequentially, the Canadian dollar was 6.7% stronger than the U.S. dollar, negatively impacting the Company's operating results by $36 million in the second quarter compared to the first quarter of 2007.


SEGMENTED RESULTS BEFORE SPECIFIC ITEMS

NEWSPRINT
In the Newsprint segment, the $86 million reduction in operating results before specific items is mainly due to lower North American selling prices and higher cost of products sold.

[GRAPHIC OMITTED  --  BAR GRAPHS]

Table 5: Newsprint  operating  results before specific items(1) (in millions of dollars)
                                           Fav/(unfav) variance due to
                             Second  ---------------------------------------   Second
                             Quarter             Foreign                      Quarter
                              2007     Volume   exchange    Prices    Costs     2006
                            -------- --------- ----------- -------- -------- ---------
Sales                          $570      ($19)       ($5)     ($43)     $ -      $637
EBITDA(1)                        33        (4)        (3)      (43)     (36)      119
Amortization                     58         -          -         -        -        58
Operating profit (loss)         (25)       (4)        (3)      (43)     (36)       61

Note (1) Non-GAAP measures

The Company's newsprint shipments in the second quarter of 2007 were 827,000 tonnes, compared to 853,000 tonnes in the second quarter of 2006. The reduction in shipments was mainly attributable to lower sales in North America.

At the end of the second quarter of 2007, the Company's newsprint inventories were approximately 30,000 tonnes higher than at the end of the second quarter 2006 and approximately 54,000 tonnes higher than at the end of December 2006. The increase is mainly due to inventory build-up required for higher international sales, with inventory destined to North America remaining at low levels.

Year-over-year, the average newsprint price in the U.S. for the second quarter of 2007 was US$73 per tonne lower. In Europe, newsprint prices have increased, compared to the same quarter last year. During the second quarter of 2007, the average newsprint price in the U.S. also decreased by approximately US$28 per tonne, compared to the previous quarter as a result of the market softening in North America. In July of 2007, the Company announced a price increase of US$25 per tonne in the United States, effective September 1, 2007.

On a per tonne basis, cost of products sold for newsprint in the second quarter of 2007 was $38 higher than in the same quarter of 2006. The increase in costs was mainly due to higher recycled fibre prices, as well as maintenance-related downtimes causing higher maintenance and energy costs and lower production.

According to the Pulp and Paper Products Council (PPPC), total U.S. newsprint consumption was down by 10.5% in the second quarter of 2007, compared to the second quarter of 2006, as daily publishers' advertising volume and circulation continued on a downward trend. In the second quarter of 2007, total inventory decreased by 50,000 tonnes, compared to a decrease of 41,000 tonnes in the second quarter of 2006. North American newsprint production declined by 4.9% in the second quarter of 2007, compared to the same period in 2006. In the second quarter of 2007, the operating rate of the North American industry was 94%, compared to 95% in the same period of 2006.

The Company expects 2007 worldwide newsprint demand to decrease by approximately 1%. Specific regions should continue to deliver growth in demand, such as Eastern Europe, China, India, Turkey and, to a certain extent, Brazil. Nonetheless, whether impacted by a weakened advertising/circulation environment or inventory destocking, North American newsprint demand is expected to decrease by approximately 9% this year.

COMMERCIAL PRINTING PAPERS
In the Commercial Printing Papers segment, the $10 million reduction in operating results before specific items is mainly due to a stronger Canadian dollar and lower sales volume.

[GRAPHIC OMITTED  --  BAR GRAPHS]

Table 6: Commercial Printing Papers operating results before specific items(1)
         (in millions of dollars)
                                           Fav/(unfav) variance due to
                             Second  ---------------------------------------   Second
                            Quarter              Foreign                      Quarter
                              2007     Volume   exchange    Prices    Costs     2006
                            -------- --------- ----------- -------- -------- ---------
Sales                          $343      ($42)       ($9)      ($2)   $   -      $396
EBITDA(1)                        16        (5)        (9)       (2)       2        30
Amortization                     37         -          -         -        4        41
Operating profit (loss)         (21)       (5)        (9)       (2)       6       (11)

Note (1) Non-GAAP measures

The Company's shipments of commercial printing papers totalled 413,000 tonnes in the second quarter of 2007, compared to 462,000 tonnes in the second quarter of 2006. On February 25, 2007, Abitibi-Consolidated idled its Fort William paper mill for an indefinite period, due to market conditions and high production costs. The mill has an annual production capacity of approximately 145,000 tonnes of commercial printing papers. In addition, the Company took market-related downtime at three of its commercial printing paper mills, resulting in the removal of 24,000 tonnes of production in the second quarter of 2007.

The average price for commercial printing papers in the U.S. remained stable, compared to the previous quarter. Compared to the second quarter of 2006, the average price in the U.S. was 0.7% lower.

On a per tonne basis, cost of products sold for commercial printing papers in the second quarter of 2007 was $5 lower than in the same quarter of 2006. The cost reduction was due to lower input usage and better productivity, partly offset by a lower production volume as a result of market-related downtime.

According to the PPPC, North American demand for uncoated groundwood papers increased by 1.7% in the first two months of the second quarter of 2007, compared to the same period of 2006. The increase in demand was driven by higher demand for glossy and directory grades.

The outlook for uncoated groundwood papers demand remains positive. Demand growth in hi-gloss and directory grades is expected to be partly offset by a decline in demand for standard grades. Hi-gloss demand is recovering from the previous year decline.

WOOD PRODUCTS
In the Wood Products segment, the $25 million reduction in operating results before specific items is mainly due to lower selling prices and sales volume.

[GRAPHIC OMITTED  --  BAR GRAPHS]

Table 7: Wood products operating results before specific items(1)(in millions of dollars)

                             Second  ---------------------------------------   Second
                            Quarter              Foreign                      Quarter
                              2007     Volume   exchange    Prices    Costs     2006
                            -------- --------- ----------- -------- -------- ---------
Sales                          $151      ($44)       ($3)     ($22)    $  -      $220
EBITDA(1)                        (7)       (4)        (3)      (22)       3        19
Amortization                     11         -          -         -        1        12
Operating profit (loss)         (18)       (4)        (3)      (22)       4         7

Note (1) Non-GAAP measures

Sales  volume in the second  quarter of 2007  totalled  432 million  board feet
(MBf), compared to 541 MBf for the same period in 2006. Average selling prices in Canadian dollars for the second quarter of 2007 were 14% lower than in the same quarter of 2006, as a result of lower U.S. dollar lumber prices.

During the second quarter of 2007, six sawmills were idled for periods varying from 3 weeks to the entire quarter. The temporary closures were mainly attributable to deteriorated wood products' market conditions as well as high production costs. Two of the six sawmills are still idled. In addition to these temporary closures, the Company reduced production shifts in certain other sawmills.

On a per thousand board feet basis, cost of products sold for wood products in the second quarter of 2007 was $18 lower than in the second quarter of 2006. This was mainly due to lower wood costs and the revaluation of finished goods inventory at realizable value for $7 million. This was partly offset by lower production related to downtime.

In the United States,  housing  starts  decreased by 19% from an annual rate of
1.819 million units during June of 2006 to 1.467 million units in June of 2007. During the second quarter of 2007, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 9% for 2x4 Stud and by 13% for 2x4 Random Length, compared to the same period of 2006. Sequentially, average U.S. dollar lumber prices (f.o.b. Great Lakes) increased by 6% for 2x4 Stud and by 1% for 2x4 Random Length, compared to the first quarter of 2007.


BALANCE SHEET

As at June 30, 2007, total long-term debt amounted to $3,789 million for a ratio of net debt to total capitalization of 0.586, compared to $3,864 million for a net debt to total capitalization ratio of 0.592 as at December 31, 2006. The reduction in the Company's long-term debt is mainly attributable to the strengthening of the Canadian dollar.

During the month of July 2007 and in preparation for the proposed combination with Bowater, Abitibi-Consolidated and its lenders have agreed to amend the Company's bank credit agreement. The amendment will allow the necessary steps for the integration of Abitibi-Consolidated with Bowater. It also includes a waiver of the interest coverage ratio from the date of the amendment to the end of June 2008. The Company has received Majority Lender's consent and is in the process of finalizing ancillary legal documentation relating to the amendment.

On June 15, 2007, Standard & Poor's Rating Services lowered its rating on the Company, including the long-term corporate credit rating from B+ to B, with negative outlook.

Net funded debt to capitalization ratio, calculated as per the requirements of the Company's revolving credit facilities, amounted to 57.4% at the end of June 2007 and the interest coverage ratio was 1.8x for the twelve-month period ended June 30, 2007, both ratios being compliant with the covenants of the said facilities. At the end of June 2007, the Company had drawn $275 million on the $750 million credit facilities. As at June 30, 2007, cash and cash equivalents amounted to $268 million, an increase of $65 million compared to December 31, 2006.

As at June 30, 2007, the outstanding balance of the Company's securitization programs, in Canadian dollars, was $373 million, compared to $433 million as at December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash used for operating activities totalled $45 million for the second quarter ended June 30, 2007, compared to cash generated by operating activities of $46 million in the corresponding period of 2006. The increase in cash used is mainly due to the lower operating results. This was partly offset by lower working capital requirements in the second quarter of 2007, compared with the same quarter last year.

Capital expenditures were $15 million ($41 million year-to-date) for the three-month period ended June 30, 2007, compared to $31 million ($68 million year-to-date) in the corresponding period last year. On March 8, 2007, Abitibi-Consolidated announced an investment of $84.3 million in a new biomass energy generator to be located at its Fort Frances, Ontario, pulp and paper mill. The Company's net contribution to this project is expected to be $61.8 million. Construction began in early June of 2007, and the generator is anticipated to be in operation during the fall of 2008. The equipment will use renewable, cost-effective fuel from wood waste to generate steam and 45.5 Megawatts (MW) of electricity for the mill which should eliminate approximately 90% of its current greenhouse gas emissions. The new biomass boiler will burn mill-generated wood waste and primary sludge, as well as harvest slash from woodland operations and wood waste from area sawmills. This project is expected to positively impact the mill's manufacturing costs by approximately $26 million annually.

The Company intends to limit its capital expenditure program in 2007 to approximately $125 million of which approximately $15 million is estimated to be for the biomass energy generator at Fort Frances.


SHARES OUTSTANDING

As at June 30, 2007, the number of shares outstanding remained constant at 440 million, compared to the end of the same period in 2006. There were 15.5 million options outstanding at the end of June 2007, compared to 14.5 million as at the end of December 2006.


OTHER NOTEWORTHY EVENTS

On April 2, 2007, Abitibi-Consolidated closed the transaction with the Caisse de depot et placement du Quebec (Caisse) announced in January of 2007 to create a partnership for the Company's Ontario hydroelectric assets, consisting of approximately 137 MW of installed capacity. The Company has retained a 75% interest in the partnership, called ACH Limited Partnership (ACH LP), while the Caisse has acquired a 25% interest. The Caisse has also provided ACH LP with a 10-year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, has yielded gross proceeds of $297.5 million to Abitibi-Consolidated. ACH LP is intended to be Abitibi-Consolidated's growth vehicle in energy generation. ACH LP has also entered into a three-year revolving facility in the principal amount of $15 million.

With respect to the disposal of 55,000 acres of timberlands located in Georgia and South Carolina, Abitibi-Consolidated and its partner have agreed that all proceeds from the sale of the timberlands would go to the Company. Therefore, in the first quarter of 2007, Abitibi-Consolidated acquired the timberlands from Augusta Newsprint Company. In the second quarter of 2007, the Company closed the sale of 51 tracts totalling 17,723 acres for net proceeds of US$41.3 million. The Company expects to sell the majority of the timberlands before the end of the third quarter and to complete the sale before the end of the year. Total proceeds are expected to be in excess of US$100 million.

SELECTED QUARTERLY INFORMATION

Table 8: Summary of quarterly results (in millions of dollars, except otherwise noted)

                                       2007                      2006                        2005
                                 ---------------   ------------------------------  ----------------------
                                    Q-2      Q-1      Q-4     Q-3     Q-2     Q-1     Q-4     Q-3     Q-2
                                 ------   ------   ------  ------  ------  ------  ------  ------  ------
Sales                            $1,064   $1,068   $1,180  $1,181  $1,253  $1,237  $1,310  $1,355  $1,354
Operating profit (loss) from
  continuing operations             (20)     (47)     236       2      48      41    (352)      8      57
Operating profit (loss) from
  continuing operations
  before specific items(1)          (64)     (39)      17      10      57      52      15      49      58
Earnings (loss) from continuing
  operations                        148      (70)     (22)    (48)    157     (33)   (345)     95     (49)
Earnings (loss) from continuing
  operations per share             0.34    (0.16)   (0.05)  (0.11)   0.36   (0.08)  (0.79)   0.22   (0.11)
Net earnings (loss)                 148      (70)     (22)    (48)    157     (33)   (355)     99     (43)
Net earnings (loss) per share      0.34    (0.16)   (0.05)  (0.11)   0.36   (0.08)  (0.81)   0.23   (0.10)
Exchange rates (CDN$1= USS):
  Average noon rate               0.911    0.854    0.878   0.892   0.891   0.866   0.852   0.832   0.804

Note (1) Non-GAAP measures

CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the CICA published the following three new sections of the CICA Handbook: Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3865, HEDGES, and Section 1530, COMPREHENSIVE INCOME. Together, these standards introduced new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are, for the most part, harmonized with standards issued by the U.S. Financial Accounting Standards Board. These new recommendations have been adopted by the Company for the fiscal year beginning on January 1, 2007.

These new recommendations did not have a significant impact on the Company's financial position, earnings or cash flows, but require presenting two new statements entitled "Comprehensive Income (Loss)" and "Changes in Shareholders' Equity". More information on the above changes is presented in Note 1 of the Company's interim consolidated financial statements.

ACCOUNTING CHANGES

In 2006, the CICA issued Section 1506, ACCOUNTING CHANGES, of the Handbook. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The Company applied this standard as of January 1, 2007.


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended June 30, 2007, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A, and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses noted, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties, which are difficult to predict and assumptions, which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.